Exhibit 99.6

ADVERTISEMENT. This announcement is an advertisement for the purposes of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) relating to the intention of the Company to proceed with the Admission (as defined below). This announcement does not constitute or form part of a prospectus within the meaning of the Prospectus Regulation and has not been reviewed nor approved by any regulatory or supervisory authority in any jurisdiction, including any member state of the European Economic Area (each, an “EEA Member”), the United Kingdom and the United States. This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial N.V. (“CNH Industrial”), any of their advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States. The approval of the Prospectus (as defined below) by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, the “AFM”) should not be understood as an endorsement of the quality of the Shares (as defined below) and the Company. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares.

Iveco Group N.V. announces publication of the Prospectus

London, November 11, 2021

Iveco Group N.V. (“the Company”) today announces the publication of the prospectus (the “Prospectus”) in connection with the intended admission to trading and listing of its common shares (“Common Shares”) on the regulated market of Euronext Milan (“Admission”) in the context of the intended separation of the relevant business segments from CNH Industrial N.V. (“CNH Industrial”) to the Company by way of a Dutch law statutory demerger (afsplitsing) (the “Demerger”). Listing of and first trading on an ‘as-if-and-when-delivered’ basis in the Common Shares on Euronext Milan under symbol IVG is currently expected to commence on January 3, 2022 (the “First Trading Date”).

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) has approved the Prospectus. The Prospectus is available on the website of the Company (www.ivecogroup.com/investor_relations).

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Anticipated timetable of the Demerger and Admission Subject to acceleration or extension, the timetable below lists the expected key dates for the Demerger and the Admission:
November 11, 2021	Convocation of extraordinary general meeting of CNH Industrial
December 23, 2021	Extraordinary general meeting of CNH Industrial to vote on effecting the Demerger
December 31, 2021	The record date for identification of shareholders of CNH Industrial eligible to receive Common Shares and Special Voting Shares (as defined below)
December 31, 2021	Effecting of the Demerger through execution of the Dutch notarial deed of demerger
January 1, 2022	Effectiveness of the Demerger
January 3, 2022	First day of trading of the Common Shares on Euronext Milan
January 3, 2022	First day of trading of the CNH Industrial common shares “ex. Iveco Group business” on both the NYSE and Euronext Milan

About the Company

The Company is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands on June 16, 2021. The Company’s statutory seat (statutaire zetel) is in Amsterdam, the Netherlands, and its principal office and business address is Via Puglia n. 35, Turin, Italy. As a result of the Demerger, the Company will become the holding company of a leading global group engaged in the design, production, marketing, sale, servicing, and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications.

About the Demerger and Admission

•   At the date of this announcement, CNH Industrial owns and controls the “Commercial and Specialty Vehicles” business and the “Powertrain” business as well as the related “Financial Services” business (together the “Iveco Group Business”).

•   It is the intention to separate the Iveco Group Business from CNH Industrial by way of a statutory demerger (juridische afsplitsing) to the Company on December 31, 2021. The Demerger is expected to become effective on January 1, 2022.

•   As part of the Demerger and by operation of law, each holder of common shares in the share capital of CNH Industrial (the “CNH Common Shares”) will receive one Common Share for every five CNH Common Shares which it holds (the “Allotment Ratio”) on December 31, 2021 (the “Demerger Record Date”) (such holder of CNH Common Shares on the Demerger Record Date being a “CNH Shareholder”). The number of CNH Common Shares (and CNH Special Voting Shares (as defined below) when applicable) held by the CNH Shareholders will not change as a result of the Demerger and the related allotment of Common Shares (and Special Voting Shares (as defined below) when applicable).

•   Each CNH Shareholder that, in addition to holding CNH Common Shares, is registered in the loyalty register of CNH Industrial (the “CNH Loyalty Register”) will be registered in the loyalty register of the Company (the “Loyalty Register”) for the corresponding number of Common Shares pursuant to the Allotment Ratio. If such CNH shareholder also holds special voting shares in the share capital of CNH Industrial (the “CNH Special Voting Shares”), it will, by operation of law, receive a number of special voting shares in the share capital of the Company (the “Special Voting Shares” and together with the Common Shares the “Shares”) that is equal to the number of Common Shares for which it will be registered in the Loyalty Register. If such CNH Shareholder is registered in the CNH Loyalty Register electing to receive CNH Special Voting Shares upon completion of the required holding period, it will also be registered in the Loyalty Register electing to receive Special Voting Shares upon completion of the required holding period, whereby the holding period to receive Special Voting Shares shall be shortened by the period of time by which such holder of Common Shares had already been registered in the CNH Loyalty Register.

•   As a result of the Demerger and Admission, CNH Shareholders at the Demerger Record Date will therefore become a shareholder of two independent public companies: CNH Industrial and Iveco Group.

Risk Factors

Investing in the Company involves certain risks. A description of these risks, which include risks relating to the Company as well as risks relating to the Demerger and the Common Shares (and Special Voting Shares) is included in the Prospectus. Potential investors should read the Prospectus before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the Shares.

Earlier announcements related to the Demerger and Admission

On September 3, 2019, CNH Industrial announced the intention to separate the relevant business segments of the Company’s from CNH Industrial and to admit the Company’s shares to listing and trading on a regulated market. On June 11, 2021 and on July 5, 2021, CNH Industrial announced management changes for the Company in view of the Demerger and Admission. On October 18, 2021, CNH Industrial further announced that an Investor Day in respect of Iveco Group, ahead of the Demerger and Admission, is to be held on November 18, 2021. These press releases are available on the corporate website of CNH Industrial (www.cnhindustrial.com/en-us/investor_relations).

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

E-mail: mediarelations@cnhind.com

Laura Overall, Tel: +44 207 7660 386

Rebecca Fabian, Tel: +1 312 515 2249

Investor contacts

E-mail: investor.relations@cnhind.com

Federico Donati, Tel: +44 207 7660 386

Noah Weiss, Tel: +1 630 887 3745

www.cnhindustrial.com

DISCLAIMER

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”), and shares in Iveco Group N.V. will be allotted in circumstances that do not constitute “an offer to the public” within the meaning of the Prospectus Regulation. This announcement is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute an announcement of this nature.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, as amended (the “Prospectus Regulation”). With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except pursuant to a prospectus approved by the relevant market authorities in that member State or in accordance with the exemptions set forth in Article 3(2) of the Prospectus Regulation, if they have been implemented in that relevant member State, or under any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State. This announcement is not intended to constitute, and should not be construed as, an offer by or invitation by or on behalf of, the Company, CNH Industrial, any of its advisors or any representative of the Company or CNH Industrial or any of their advisors, to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction, including any EEA Member, the United Kingdom or the United States.

The securities referred to herein may not be offered or sold in the United States of America absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. The Company and CNH Industrial do not intend to register all or any portion of the offering of the securities in the United States of America or to conduct a public offering of the securities in the United States of America.

This announcement does not constitute an offer of securities to the public in the United Kingdom. This announcement is being distributed to and is directed only at (i) persons who are outside the United Kingdom or (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

This announcement may include statements, including with respect to CNH Industrial’s and the Company’s financial condition, results of operations, business, strategy, plans and outlook, including the impact of certain transactions Not for release, publication or distribution in whole or in part, directly or indirectly, in or into any jurisdiction in violation of the relevant laws of such jurisdiction, and the payment of dividends and distributions, as well as share repurchases. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “targets”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements are made as of the date of this announcement. Although CNH Industrial and the Company believe that such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such forward-looking statements are included for illustrative purposes only. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside CNH Industrial and the Company’s control. CNH Industrial and the Company expressly disclaim any intention or obligation to provide, update or revise any forward-looking statements in this announcement to reflect any change in expectations or any change in events, conditions or circumstances on which these forward-looking statements are based.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser. Information in this announcement or any of the documents relating to the Admission and the Demerger cannot be relied upon as a guide to future performance.

The Company may decide not to go ahead with the Admission and CNH Industrial may decide not to go ahead with the Demerger and there is therefore no guarantee that the Admission and the Demerger will occur. You should not base your financial decision on this announcement. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested.